Exhibit 99.3

jmu Limited
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: JMU)

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Form of Proxy for Annual General Meeting

to be held on December 29, 2017

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of JMU Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.00001 per share (the “Shares”), to be exercised at the annual general meeting of the Company (the “AGM”) to be held at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China on December 29, 2017 at 10:00 a.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Shares at the close of business on December 7, 2017 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM. The quorum of the AGM is at least one shareholder entitled to vote and present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative representing not less than an aggregate of one-third in nominal value of the Company’s share capital in issue throughout the AGM. This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about December 12, 2017.

The Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China as soon as possible and in any event no later than December 27, 2017.

JMU Limited

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: JMU)

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Form of Proxy for Annual General Meeting

to be held on December 29, 2017

(or any adjourned or postponed meeting thereof)

I/We ______________________________________________________________________________________________________ of ____________________________________________________________________________________________________________,

being the registered holder of ____________________________ ordinary shares, par value US$0.00001 per share, of JMU Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting [1] or __________________________________________________ of ___________________________________________________________________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China on December 29, 2017 at 10:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR [2]	AGAINST [2]	ABSTAIN [2]
1.	Reelection of Mr. Tony C. Luh as a director of the Company
2.	Reelection of Mr. Min Zhou as a director of the Company
3.	Reelection of Ms. Huimin Wang as a director of the Company
4.	Reelection of Ms. Liyun Cao as a director of the Company

Dated _______________, 2017 Signature(s) [3] ____________________

[1]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[2]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

[3]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.